HEALTH-RIGHT DISCOVERIES, INC.

18851 NE 29th AVENUE, SUITE 700

AVENTURA, FL 33180

December 11, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Ms. Suzanne Hayes
Joseph McCann, Esq.
Eric Envall, Esq.

Re:	Re: Health-Right Discoveries, Inc. (the “Company”)
Registration Statement on Form S-1, as amended,
File No. 333-206839 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the Registration Statement is accelerated so that it will become effective at 4:00 p.m. Eastern Standard Time on Tuesday, December 15, 2015, or as soon thereafter as practicable.

The Company further acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Securities and Exchange Commission

Division of Corporation Finance

December 11, 2015

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HEALTH-RIGHT DISCOVERIES, INC.

By:  /s/ David Hopkins

             David Hopkins, President